

07001720

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.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/06 AND ENDING 07/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global United Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
118 Baxter Street, Room 505
(No. and Street)
New York, New York 10013
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee, Robert
(Name – *if individual, state last, first, middle name*)
57 Mott Street, New York, NY 10013
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Chow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global United Securities Ltd., as of July 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribe before me on 08/20/07

ANDREW ENG
Notary Public State of New York
No 01EN6161769
Qualified in Kings County
Commission Expires Feb. 26, 20 11

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global United Securities Ltd.

Financial Statements and Supplementary Information

For the Year Ended July 31, 2007

Robert Lee, CPA

Global United Securities Ltd.

Financial Statements and Supplementary Information
For the Year Ended July 31, 2007

TABLE OF CONTENTS:

Robert Lee, CPA

Certified Public Accountants
57 Mott Street
New York, New York 10013
Tel: (212) 732-1050
Fax: (212) 732-3599

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Global United Securities Ltd.
118 Baxter Street, Suite 505
New York, NY 10013

We have audited the accompanying statement of financial condition of Global United Securities Ltd. (The Company) as of July 31, 2007, and the related statements of income (loss), cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of The Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global United Securities Ltd. as of July 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Lee, CPA

New York, NY
August 21, 2007

Global United Securities Ltd.

Statement of Financial Condition

July 31, 2007

ASSETS

Cash and cash equivalent	$	49,427
Securities owned:		
Marketable, at market value (Note 3)		69,125
Commission receivable		12,211
Property and equipment (net of accumulated depreciation of $15,407)		5,165
Other assets (Note 5)		4,827
TOTAL ASSETS	$	140,755

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expense	$	455
Total liabilities		455
COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)		
STOCKHOLDER'S EQUITY		
Common stock, par value $10, authorized 10,000 shares;		
Issued and outstanding 10,000 shares		100,000
Paid-in capital (Note 4)		91,000
Retained earnings		(50,700)
Total stockholder's equity		140,300
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	140,755

The accompanying notes are an integral part of these financial statements.

Global United Securities Ltd.

Statement of Income

For the Year Ended July 31, 2007

REVENUE	
Commission income	$ 168,626
Interest income	78
Dividend income	2,437
Other income	355
Unrealized gains on marketable securities	320
TOTAL REVENUE	171,816
EXPENSES	
Officers' salaries	4,750
Staff salaries	6,740
Payroll taxes expenses	796
Clearance expense	61,501
Data fee	17,697
Rent	22,140
Utilities	1,808
Repair and maintenance	5,783
Office supplies and office expenses	5,550
Telephone and internet expense	6,050
Insurance	12,889
Travel and entertainment	3,597
Depreciation expense	1,447
Dues and subscriptions	1,761
Professional fee	3,240
Interest expense	521
Miscellaneous	1,424
TOTAL EXPENSES	157,694
NET INCOME BEFORE INCOME TAXES	14,122
PROVISION FOR INCOME TAXES (Note 2)	(456)
NET INCOME	$ 13,666

The accompanying notes are an integral part of these financial statements.

Global United Securities Ltd.

Statement of Stockholder's Equity

For The Year Ended July 31, 2007

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCE, August 1, 2006	$ 100,000	$ 76,000	$ (64,366)	$ 111,634
NET INCOME		15,000	13,666	28,666
BALANCE, July 31, 2007	$ 100,000	$ 91,000	$ (50,700)	$ 140,300

The accompanying notes are an integral part of these financial statements.

Note 8 - Commitment and Contingent Liabilities

The Company has entered into a five year operating lease for office space at 118-122 Baxter Street, New York, New York and the lease will expire in 2010. The lease is non-cancelable and guaranteed by the shareholder.

Minimum payments under the terms of the lease are as follows:

July 31,	Amount
August 1, 2007 to July 31, 2008	$ 22,920
August 1, 2008 to July 31, 2009	23,604
August 1, 2009 to July 31, 2010	24,312
Total	$ 70,836
	========

A copy of the Company's Statement of Financial Condition as of July 31, 2007, pursuant to S.E.C. Rule 17a-5, is available for inspection at The Company's office and at the regional office of the Securities and Exchange Commission.

Schedule 1

Global United Securities, Ltd.

Computation of Net Capital Under S.E.C. Rule 15c3-1

July 31, 2007

Net Capital				
Total stockholder's equity			$	140,300
Deductions:				
Non-allowable assets:				
Property and equipment - net of accumulated depreciation of $15,407	$	5,165		
Other assets		4,827		
Haircuts on securities - trading and investment		10,407		
Haircuts on securities - money market		62		
Total deductions				20,461
Net capital			$	119,839
Computation of basic net capital requirement				
Minimum net capital required			$	5,000
Excess net capital at 1500%			$	114,839
Ratio: Aggregate indebtedness to net capital				0.01 to 1

Accrued expenses	$	455
Total aggregate indebtedness	$	455

The rate of aggregate indebtedness to net capital is .01 to 1 compared to the maximum allowable ratio of 15 to 1.

Schedule 2

Global United Securities Ltd.

Reconciliation of Net Capital Under S.E.C. Rule 15c3-1

As of July 31, 2007

Net capital per Focus report dated July 31, 2007	$	119,839
Add:		
Net audit adjustments		
Net capital per Audit report at July 31, 2007	$	119,839

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above. The inclusion of the procedure to confirm marketable securities owned and held by management is now a part of the third party confirmation process and will strengthen the internal controls of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert Ho, CPA

New York, NY
August 21, 2007

END